Exhibit (a)(5)(ii)

Quilmes Industrial S.A.

84 Grand-Rue  •  Luxembourg
Tel: +352.473.885  •  Fax: +352.226.056

CONTACT:
Guillermo Zuzenberg
Quilmes Industrial S.A. (Quinsa)
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL S.A. (QUINSA) RECEIVES NOTICE OF AN

INCREASE OF THE TENDER OFFER PRICE

Luxembourg, January 29, 2008 – Quilmes Industrial Société Anonyme (“Quinsa”) announced today that Companhia de Bebidas das Américas – AmBev (“AmBev”) has issued a press release announcing that, as of close of business on January 28, 2008, 6,277,001 Class B shares (including Class B shares held as ADSs) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn from the voluntary offer made by AmBev, which exceeds the threshold of 5,968,722 Class B shares (including Class B shares held as ADSs) at which AmBev had agreed to increase the tender offer price. Therefore, the tender offer price has been increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share and U.S.$82.50 per ADS pursuant to the terms and conditions of the Offer Documentation (as defined below).

Further, AmBev has announced that, in order to comply with applicable law, the offer period has been extended until 5:00 p.m. NY time (11:00 p.m. Luxembourg time) on February 11, 2008.

All terms and conditions of the offer and of the price increase are described in the Offer to Purchase, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 28, 2007 and reviewed by the Commission for the Supervision of the Financial Sector in Luxembourg, and on the amendment thereto which AmBev has announced they will file with the SEC on January 29, 2008. Shareholders of Quinsa can obtain the Offer to Purchase and other documents that were filed with the SEC (the “Offer Documentation”) for free at www.sec.gov and www.ambev-ir.com.

Quinsa has delivered by mail copies of the recommendation of its Board of Directors regarding the Offer to Quinsa shareholders.  Additionally, Quinsa has filed amendments to the Schedule 13E-3 and the Schedule 14D-9 with the SEC to supplement the disclosure in each schedule and to announce AmBev’s increase in the tender offer price and extension of the offer period.  All of these documents are available at http://www.sec.gov and http://www.quinsa.com and may be obtained free of charge at the registered office of Quinsa in Luxembourg at the address referred to above.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by AmBev.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries.  Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile.  Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands.  Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).  Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

ABOUT AMBEV

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica.  AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea.  AmBev has been present in Argentina since 1993 through Brahma.